UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549
FORM SD
Specialized Disclosure Report

NL Industries, Inc.
(Exact name of registrant as specified in its charter)
New Jersey	1-640	13-5267260
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5430 LBJ Freeway, Suite 1700, Dallas, Texas		75240-2697
(Address of principal executive offices)		(Zip Code)

A. Andrew R. Louis
Vice President and Secretary
NL Industries, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas  75240-2697
(972) 233-1700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

The registrant incorporates herein by reference the Conflict Minerals Disclosure for the 2014 calendar year contained in the Form SD filed on May 29, 2015 by the registrant's subsidiary, CompX International Inc. (Securities and Exchange Act file no. 1-13905), with the U.S. Securities and Exchange Commission.  Such Conflict Minerals Disclosure is posted on the subsidiary's website at:

http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9Mjg5MTg1fENoaWxkSUQ9LTF8VHlwZT0z&t=1.

This Conflicts Minerals Disclosure is also posted on the registrant's website at:

http://phx.corporate-http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9Mjg5MTg0fENoaWxkSUQ9LTF8VHlwZT0z&t=1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NL Industries, Inc.
(Registrant)

By: /s/ A. Andrew R. Louis
Date: May 29, 2015	A. Andrew R. Louis Vice President and Secretary